October 28, 2015
HERITAGE-CRYSTAL CLEAN, INC

October 28, 2015
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: John Cash

Re:    Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended January 3, 2015
File No. 1-33987

Dear Mr. Cash:
The following contains the responses of Heritage-Crystal Clean, Inc. (the “Company”) to the written comments from the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated October 15, 2015, concerning the above-referenced document. For your convenience, the Company’s responses follow the bolded text of the applicable SEC comment.
SEC Comment 1

Note 2: Summary of Significant Accounting Policies
Revenue Recognition
Equipment at Customers

We note your response to prior comment 6; however, for customers where you provide your equipment and provide cleaning services, it remains unclear to us how you determined these arrangements do not contain multiple elements or a lease. Please help us more fully understand the terms and conditions of your customer agreements. Please specifically address any differences in the terms and conditions, as well as your accounting, for cleaning services where customers use your equipment compared to customers that purchase equipment from you.

Response:

Parts cleaning services are governed by the Company’s standard “Service Agreement” whether the services are provided on the Company’s equipment or the customer’s equipment. As such, the same terms and conditions apply to parts cleaning services performed in either case. Likewise, the accounting is the same for parts cleaning services performed on the Company’s equipment as it is for parts cleaning services performed on the customer’s equipment. Revenue is recognized at the time the service is performed. The customer is invoiced at the time the service is performed, and invoices are payable upon receipt.

SEC Comment 2

Note 3: Business Combinations
We note your response to prior comment 7 where you provided proposed disclosures; however, it appears to us that these disclosures are overly general and therefore, not consistent with the objective of ASC 805-10-50-6. Please confirm that you will expand your disclosures to provide the information required by ASC 805-10-50-6b, by highlighting the specific assets, liabilities, equity interests, or items of consideration for which your initial accounting is incomplete.

We confirm that we will expand our disclosures to provide the information required by ASC 805-10-50-6b with respect to any business combinations entered into by the Company for which the initial accounting is incomplete.

* * * *
The Company hopes that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (847) 783-5358 with any questions or comments.
Very truly yours,
/s/ Mark DeVita
Mark DeVita
Chief Financial Officer